UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42501

EPWK HOLDINGS LTD.

(Translation of registrant’s name into English)

Building #2, District A, No. 359 Chengyi Road

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

As previously disclosed in a Report on Form 6-K filed by EPWK Holdings Ltd. (the “Company”) on December 8, 2025, the Company entered into a securities purchase agreement on December 8, 2025 (the “Prior Agreement”) with certain investors for a private placement offering (the “Private Placement”) of 10,000,000 Class A ordinary shares of the Company (the “Class A Ordinary Shares”) at the subscription price of US$1.42 per Class A Ordinary Share.

On January 26, 2026, the Company and the investors entered into an amended and restated securities purchase agreement (the “Amended and Restated Agreement”), which amended and restated, among other things, the subscription price and the total amount of offering shares. Pursuant to the terms of the Amended and Restated Agreement, in the Private Placement, the Company agreed to sell, and the investors agreed to purchase an aggregate of 284,000,000 Class A Ordinary Shares at the subscription price of US$0.05 per Class A Ordinary Share. The gross proceed from the Private Placement remains the same of approximately US$14.2 million. The provisions under the Prior Agreement that contemplated issuance of additional Class A Ordinary Shares without additional consideration were removed in the Amended and Restated Agreement and the maximum number of Class A Ordinary Shares issuable under the Amended and Restated Agreement is 284,000,000.

The Private Placement is expected to close in January 2026, subject to satisfaction or waiver of the conditions precedent set forth in the Amended and Restated Agreement.

The foregoing description of the Amended and Restated Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Amended and Restated Agreement which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Exhibit No.	Description
10.1	Form of Amended And Restated Securities Purchase Agreement dated January 26, 2026 between EPWK Holdings Ltd. and Purchasers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPWK Holdings Ltd.

Date: January 27, 2026	By:	/s/ Guohua Huang
	Name:	Guohua Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

3